Exhibit 99.1

SOPHiA GENETICS Publishes Environmental, Social and Governance Impact Summary

BOSTON, United States and LAUSANNE, Switzerland, June 15, 2022 — SOPHiA GENETICS SA (Nasdaq: SOPH) (“the Company”), today announced that the Company has published its first Environmental, Social and Governance Impact Summary (“ESG Impact Summary”). The ESG Impact Summary highlights the Company’s policies, ongoing practices, and recent initiatives across a range of areas including innovation and access, protecting patient data, empowering its people, as well as other key priority areas. The ESG Impact Summary is available on SOPHiAGENETICS.COM, in the Investor Relations section.

“We are thrilled to be taking the first steps in SOPHiA GENETICS’ ESG journey. We place patient care at the heart of all our decisions. Our success is deeply rooted in our core values and the positive impact we have in the ESG areas across all levels of the organization. This is critical to our mission of creating a wiser and more sustainable healthcare system,” said Dr. Jurgi Camblong, Co-Founder and CEO at SOPHiA GENETICS.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

Investor Contact
Jennifer Pottage

Head of Investor Relations
Jpottage@sophiagenetics.com

Media Contact

Don Granese

Public Relations
Dgranese@sophiagenetics.com